

Mail Stop 7010

May 15, 2006

Via U.S. mail and facsimile

Mr. Dennis Atchley
Secretary
Pure Bioscience
1725 Gillespie Way
El Cajon, CA 92020

   Re: Pure Bioscience
      Registration Statement on Form SB-2
      Filed April 24, 2006
      File No. 333-133500

Dear Mr. Atchley:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please identify the persons and/or entities acting as "experts" in connection with your registration statement and briefly describe the matters for which they have provided an opinion and/or report. In this regard, we note Exhibits 5.1 and 23.2 to your registration statement. Please also provide the information required by paragraph 23 of Schedule A to the Securities Act.

2. We note the Mr. Brovarone is a director of your company and is delivering the legal opinion filed as Exhibit 5.1 to your registration statement. Please provide the information required by Item 509 of Regulation S-B. See Item 13 of Form SB-2.

Cover Page of Registration Statement

3. We note that certain of the registered shares are issuable upon the exercise of outstanding warrants. Please revise the fee table to indicate those shares that area issued and outstanding and those shares that are issuable under warrants.

4. We note the statement in footnote (2) to the fee table. It does not appear that Rule 457(h) would be applicable to your transaction, as it applies to securities that are offered under an employee benefit plan. Please revise accordingly.

Cover Page of Prospectus

5. We note the disclosure in the first paragraph. Please disclose that the registered shares include shares that are issuable upon exercise of outstanding warrants. In addition, please disclose that you will receive proceeds when the selling security holders exercise the warrants. Finally, please also comply with this comment in the section entitled "Overview" on page 3 and, as appropriate, elsewhere in your prospectus, including the sections entitled "Determination of Offering Price" on page 8 and "Plan of Distribution" on page 12.

Risk Factors, page 4

6. We note the statement in the second sentence of the introductory paragraph that "investors should consider the…information contained…in the other reports we have filed with the SEC..." Please note that you are not permitted to incorporate by reference. Please revise to delete this statement.

Use of Proceeds, page 8

7. It appears that you will receive proceeds when selling security holders exercise the warrants. Please revise to provide the information required by Item 504 of Regulation S-B with respect to these proceeds.

Selling Securities Holders, page 9

8. Please disclose and briefly describe the transaction or series of transactions in which each selling security holder received its registered shares.

9.   Please disclose the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

10.   If a selling security holder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

  - if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or

  - if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

11.   Please clarify whether any selling security holder has had a material relationship with your company within the last three years. See Item 507 of Regulation S-B.

Plan of Distribution, page 12

12.   Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

13.   We note the disclosure in the first paragraph. If a selling security holder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

14.   We note the disclosure in the second and third paragraphs. Please describe in greater detail the methods by which the selling security holders may sell their registered shares and confirm that you have disclosed all of the methods that they may use. In addition, please describe in greater detail the "by writing of options on the shares" method disclosed in the third bullet point, as investors may not be familiar with this method of distribution.

Description of Securities, page 16

15.   We note the disclosure in the last two sentences regarding the placement agent warrants. Please clarify whether these warrants cover all registered shares that are issuable upon exercise of warrants.

Item 28. Undertakings, page II-3

16.   Please revise the undertakings set forth in the second paragraph to provide the undertakings in the exact form required by Item 512(a)(i) of Regulation S-B.

17.   Please provide the undertaking required by Item 512(a)(3) of Regulation S-B.

Signatures

18.   Your registration statement must be signed by each of your principal executive officer, principal financial officer, and principal accounting officer or controller. It does not appear that your principal accounting officer or controller has signed your registration statement. Please revise accordingly.

Exhibit 5.1

19.   We note the statements in the fourth paragraph. Please be advised that investors are entitled to rely on the opinion. Please have counsel revise accordingly.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

-

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief